ASPECT GLOBAL DIVERSIFIED FUND LP
c/o Steben & Company, Inc.
2099 Gaither Road
Suite 200
Rockville, Maryland 20850

August 8, 2008

Karen J. Garnett, Esq.
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Mail Stop 4561
Washington, D.C. 20549

Re:	Aspect Global Diversified Fund LP (the "Company") Pre-Effective Amendment No. 4 to the Registration Statement on Form S-1 (File No.: 333-148049)

Dear Ms. Garnett:

We hereby request that the effective date for the above-captioned Registration Statement be accelerated so that it will be declared effective under the Securities Act of 1933, as amended, at 4:30 pm on Tuesday, August 12, 2008, or as soon thereafter as reasonably practicable.

We hereby acknowledge that:

1.
should the Securities and Exchange Commission (the “Commission”), or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with regard to the filing;

2.
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its responsibility for the adequacy and accuracy of the disclosure in this filing; and

3.	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ASPECT GLOBAL DIVERSIFIED FUND LP		STEBEN & COMPANY, INC.

By: Steben & Company, Inc., its General Partner

By:	/s/ Kenneth E. Steben	By:	/s/ Kenneth E. Steben
Name: Kenneth E. Steben		Name: Kenneth E. Steben
Title: Director and President		Title: Director and President